Exhibit 99.1

Huize Holding Limited Reports First Quarter 2020 Unaudited Financial Results

SHENZHEN, China, May 29, 2020 (GLOBE NEWSWIRE) – Huize Holding Limited, (“Huize”, the “Company” or “we”) (NASDAQ: HUIZ), a leading independent online insurance product and service platform in China, today announced its unaudited financial results for the three months ended March 31, 2020.

First Quarter 2020 Operational and Financial Highlights:

•	Total Gross Written Premiums (“GWP”) facilitated on our platform increased by 40.6% to RMB597.9 million from RMB425.4 million in the first quarter of 2019.

•	GWP of long-term life and health insurance products accounted for approximately 93.8% of total GWP facilitated, compared to 86.0% in the first quarter of 2019.

•	Cumulative number of insurance clients served increased to approximately 6.4 million as of March 31, 2020. Number of insured clients increased to approximately 53.6 million as of March 31, 2020.

•	Total operating revenue decreased by 1.1% to RMB248.7 million (US$35.1 million) from RMB251.6 million in the first quarter of 2019.

•	Net loss was RMB2.3 million (US$0.3 million). Non-GAAP net profit[1] was RMB22.2 million (US$3.1 million), representing the Company’s eighth consecutive profitable quarter on a non-GAAP basis.

[1]

Non-GAAP net profit is a non-GAAP financial measure. For more information, please see the section of “Use of Non-GAAP Financial Measure Statement” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Mr. Cunjun Ma, Founder, Chairman and Chief Executive Officer of Huize, commented, “During the quarter, as a result of the COVID-19 outbreak, we were faced with both macro headwinds and a widespread industry slowdown. Despite these near-term challenges, we made efforts to reduce the negative effects of the pandemic while simultaneously growing our total GWP by double digits in the quarter. Such stability is not only a product of our 14-year operating history and the consummate leadership of our veteran management team, but also due to the strength of our closed-loop online insurance product and service platform. As such, while many traditional insurance industry participants have been significantly impacted by the dampening of consumer spending and lack of foot traffic caused by the COVID-19 outbreak in the period, our internet-based business model has helped us to better cope with these negative effects. During the quarter, we launched the COVID-19 Zone on the website, mobile app, and other social media channels to provide real-time pandemic situation information and related query tools. At the same time, our online claim service enabled users to submit and process their insurance claims safely without physical contact. On the operational front, our ability to respond rapidly to the crisis and switch over to a remote working environment by February 3 further showcased our strong adaptability, operational efficiency and deep technical proficiency.

“Our commitment to seeking a balance between business growth and financial stability has also continued to serve us well. During the period, we consciously sought to rein in our spending as reflected by the quarter-over-quarter decrease in selling expenses. It is also important to note our strong liquidity and robust financial position, which we believe is of paramount importance in the context of the current macro environment. As of quarter end, we had a combined cash and cash equivalents balance of US$70.6 million while we had also recorded our eighth consecutive profitable quarter on a non-GAAP basis.

“Going forward, we remain optimistic about the development prospects for both the Company and the entire insurance industry in China over the long term. In fact, we strongly believe that this crisis has accelerated the offline-to-online transition in consumer behavior as well as further stimulated people’s health-care and insurance awareness. This is similar to the impact of the SARS outbreak in 2003, and we therefore expect health insurance demand to increase in China following the COVID-19 pandemic. The combination of this favorable trend and our long-term strategic focus on health insurance should help our health insurance sales to exhibit a positive growth trajectory moving forward. To date, we have already seen an encouraging uptick in total GWP facilitated during the month of April. Looking ahead, we are confident that our stable financial condition, prudent operating strategy, seasoned management team, and well-developed online insurance ecosystem will continue to serve as competitive advantages, allowing us to come out of this crisis on the right foot and capture those growth opportunities which will emerge as the virus is gradually contained.”

First Quarter 2020 Financial Results

Total operating revenue

Total operating revenue in the first quarter of 2020 decreased by RMB2.9 million, or 1.1%, to RMB248.7 million (US$35.1 million) from RMB251.6 million in the same period of 2019. The decrease in total operating revenue was driven by a decline in brokerage income, which decreased by 0.9% year over year to RMB247.7 million (US$35.0 million) in the first quarter of 2020. The decline in brokerage income was primarily due to (i) an increased proportion of renewal premiums in GWP facilitated during the period, for which the Company receives lower commission fee rates as compared to first year premiums, and (ii) a decrease in first year premiums facilitated due to the impact of the COVID-19 pandemic, which negatively affected consumers’ willingness to spend discretionary income on new insurance policies during the period.

Cost of revenue

Cost of revenue in the first quarter of 2020 decreased by RMB6.1 million, or 4.0%, to RMB147.8 million (US$20.9 million) from RMB153.9 million in the same period of 2019, which was primarily attributable to reduced client acquisition activities as impacted by the COVID-19, resulting in decreased personnel costs paid to insurance consultants and service fees paid to user traffic channels. As a percentage of total operating revenue, total cost of revenue declined to 59.4% in the first quarter of 2020 from 61.4% from the same period of 2019.

Operating expenses

Selling expenses in the first quarter of 2020 increased by RMB24.0 million, or 83.1%, to RMB53.0 million (US$7.5 million) from RMB28.9 million in the same period of 2019. This increase was primarily attributable to increased personnel costs as we increased our headcount as well as increased advertising and marketing expenses.

General and administrative expenses in the first quarter of 2020 increased by RMB20.7 million, or 112.5%, to RMB39.0 million (US$5.5 million) from RMB18.3 million in the same period of 2019. This increase was primarily attributable to the increase in share-based compensation expenses, which grew to RMB19.1 million in the first quarter of 2020 from RMB5.1 million in the same period of 2019, and to a lesser extent was due to an increase in general and administrative headcount as well as professional service fees. Excluding the impact of share-based compensation expenses, general and administrative expenses in the first quarter of 2020 increased by 50.3% year over year and declined by 17.1% from the previous quarter.

Research and development expenses in the first quarter of 2020 increased by RMB4.8 million, or 74.4%, to RMB11.2 million (US$1.6 million) from RMB6.4 million in the same period of 2019, primarily attributable to increase in number of R&D personnel.

Net profit and Non-GAAP net profit for the period

Net loss in the first quarter of 2020 was RMB2.3 million (US$0.3 million), compared to a net profit of RMB47.0 million in the first quarter of 2019. Non-GAAP net profit in the first quarter of 2020 was RMB22.2 million (US$3.1 million), compared to RMB53.0 million in the first quarter of 2019.

Cash and cash equivalents

As of March 31, 2020, the combined balance of the Company’s cash and cash equivalents amounted to RMB500.2 million (US$70.6 million), compared to RMB88.1 million as of December 31, 2019. The increase in cash and cash equivalents was primarily due to the cash proceeds raised from the Company’s initial public offering in February 2020.

Business Outlook

Based on the Company’s preliminary assessment of the current market conditions, the Company currently expects total operating revenue for the second quarter of 2020 to be in the range of RMB210 million to RMB230 million. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change caused by various uncertainties, including those related to the ongoing COVID-19 pandemic.

Conference Call

The Company’s management team will hold a Direct Event conference call on Friday, May 29, 2020, at 8:00 A.M. Eastern Time (or 8:00 P.M. Beijing Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title:	Huize Holding Limited’s First Quarter 2020 Earnings Conference Call
Conference ID:	#8751208
Registration Link:	http://apac.directeventreg.com/registration/event/8751208

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique access PIN, which can be used to join the conference call.

A replay of the conference call will be accessible through June 6, 2020, by dialing the following numbers:

International:	+61-2-8199-0299
Mainland China Toll Free:	400-632-2162
United States Toll Free:	+1-855-452-5696
Hong Kong, China Toll Free:	800-963-117

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at ir.huize.com.

About Huize Holding Limited

Huize Holding Limited is a leading independent online insurance product and service platform in China. Targeting the younger generation, Huize is dedicated to serving its insurance clients for their life-long insurance needs. Leveraging its online platform, Huize offers a wide variety of insurance products with a focus on long-term life and health insurance products, and empowers its insurer partners to reach a large fragmented client base in the insurance retail market efficiently and enhance their insurance sales. Huize provides insurance clients with digitalized insurance experience and services, including suitable product recommendations, consulting service, intelligent underwriting and assistance in claim application and settlement, which significantly improve transaction experience. According to the Oliver Wyman Report, Huize was the largest independent online long-term life and health insurance product and service platform in China as measured by gross written premiums, or GWP facilitated in 2018.

For more information, please visit http://ir.huize.com.

Use of Non-GAAP Financial Measure Statement

In evaluating our business, we consider and use non-GAAP net profit/(loss) as a supplemental measure to review and assess our operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define non-GAAP net profit/(loss) as net profit/(loss) excluding share-based compensation expenses and interest on convertible bond. Such adjustments have no impact on income tax because either the non-GAAP adjustments were recorded at entities located in tax free jurisdictions, such as the Cayman Islands or because the non-GAAP adjustments were recorded at operating entities located in the PRC for which the non-GAAP adjustments were not deductible for tax purposes.

We present the non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. Non-GAAP net profit/(loss) enables our management to assess our operating results without considering the impact of share-based compensation expenses and the interest on convertible bond. We also believe that the use of this non-GAAP financial measure facilitates investors’ assessment of our operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net profit/(loss) is that it does not reflect all items of income and expense that affect our operations. Further, the non-GAAP financial measure may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

The non-GAAP financial measure should not be considered in isolation or construed as an alternative to net profit/(loss) or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measure in light of the most directly comparable GAAP measure, as shown below. The non-GAAP financial measure presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.0808 to US$1.00, the exchange rate on March 31, 2020 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Huize’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, business outlook and quotations from management in this announcement, contain forward-looking statements. Huize may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huize’s goal and strategies; Huize’s expansion plans; Huize’s future business development, financial condition and results of operations; Huize’s expectation regarding demand for, and market acceptance of, its online insurance products; Huize’s expectations regarding its relationship with insurer partners and insurance clients and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing.

Further information regarding these and other risks is included in Huize’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Huize does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Huize Holding Limited

E-mail: investor@huize.com

Jack Wang

ICR, Inc.

Tel: +1-212-365-4862

E-mail: huize.ir@icrinc.com

SOURCE Huize Holding Limited

Huize Holding Limited

Unaudited Consolidated Balance Sheets

(all amounts in thousands, except for share and per share data)

	As of December 31	As of March 31
	2019	2020
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	88,141	500,233	70,646
Restricted cash	161,186	99,677	14,077
Accounts receivable, net of allowance for doubtful accounts	180,393	131,262	18,538
Insurance premium receivables	2,329	2,508	354
Amounts due from related parties	280	369	52
Prepaid expense and other receivables	29,196	32,469	4,585

Total current assets	461,525	766,518	108,252

Non-current assets
Property, plant and equipment, net	8,006	7,786	1,100
Intangible assets, net	1,652	1,558	220
Deferred tax assets	64	51	7
Long-term investments	23,395	23,694	3,346
Other assets	14,163	501	72
Operating lease right-of-use assets	—	11,636	1,643

Total non-current assets	47,280	45,226	6,388

Total assets	508,805	811,744	114,640

Current liabilities
Short-term borrowings	36,880	52,773	7,453
Accounts payable	124,441	123,367	17,423
Insurance premium payables	125,587	65,254	9,216
Other payables and accrued expenses	30,211	22,816	3,222
Payroll and welfare payable	43,993	40,041	5,655
Income taxes payable	206	206	29
Operating lease liabilities	—	6,597	932
Amounts due to related parties	465	473	67

Total current liabilities	361,783	311,527	43,997

Non-current liabilities
Deferred tax liabilities	530	605	85
Operating lease liabilities	—	5,428	767
Payroll and welfare payable	—	5,476	773
Other non-current liabilities	518	213	30
Total non-current liabilities	1,048	11,722	1,655

Total liabilities	362,831	323,249	45,652

Mezzanine equity
Series A redeemable preferred shares	84,072	—	—
Series B redeemable preferred shares	261,272	—	—
Series B+ redeemable preferred shares	81,654	—	—
Series B++ redeemable preferred shares	27,629	—	—

Total mezzanine equity	454,627	—	—

Shareholders’ (deficit)/equity
Common shares	33	—	—
Class A common shares	—	62	9
Class B common shares	—	10	1
Additional paid-in capital	64,882	859,767	121,422
Accumulated other comprehensive income	414	4,937	697
Accumulated deficit	(373,982)	(376,281)	(53,141)
Total shareholders’ (deficit)/equity attributable to Huize Holding Limited shareholders	(308,653)	488,495	68,988
Non-controlling interests	—	—	—
Total shareholders’ (deficit)/equity	(308,653)	488,495	68,988

Total liabilities, mezzanine equity and shareholders’ equity	508,805	811,744	114,640

Huize Holding Limited

Unaudited Consolidated Statements of Comprehensive Income

(all amounts in thousands, except for share and per share data)

	For the Three Months Ended March 31,
	2019	2020
	RMB	RMB	USD
Operating revenue
Brokerage income	250,003	247,689	34,980
Other income	1,567	1,004	142

Total operating revenue	251,570	248,693	35,122

Operating costs and expenses
Cost of revenue	(153,944)	(147,796)	(20,873)
Other cost	(401)	(919)	(130)

Total operating costs	(154,345)	(148,715)	(21,003)

Selling expenses	(28,925)	(52,954)	(7,479)
General and administrative expenses	(18,349)	(38,987)	(5,506)
Research and development expenses	(6,414)	(11,187)	(1,580)
Total operating costs and expenses	(208,033)	(251,843)	(35,568)

Operating profit/(loss)	43,537	(3,150)	(446)

Other income/(expenses)
Interest expenses	(144)	(413)	(58)
Unrealized exchange income/(loss)	369	(33)	(5)
Others, net	3,502	1,086	153

Profit/(loss) before income tax, and share of income of equity method investee	47,264	(2,510)	(356)

Income tax expense	(32)	(88)	(12)
Share of (loss)/income of equity method investee	(202)	299	42

Net profit/(loss)	47,030	(2,299)	(326)

Net profit/(loss) attributable to non-controlling interests	13	—	—
Net profit/(loss) attributable to Huize Holding Limited	47,017	(2,299)	(326)
Redeemable preferred shares redemption value accretion	(7,783)	(4,274)	(604)
Allocation to redeemable preferred shares	(23,634)	1,074	152

Net profit/(loss) attributable to common shareholders	15,600	(5,499)	(778)

Net profit/(loss)	47,030	(2,299)	(326)
Foreign currency translation adjustment, net of tax	(54)	4,523	639

Comprehensive income	46,976	2,224	313

Comprehensive (loss)/income attributable to non- controlling interests	—	—	—

Comprehensive income attributable to Huize Holding Limited	46,976	2,224	313

Weighted average number of common shares used in computing net profit/(loss)per share
Basic and diluted	445,272,000	512,976,199	512,976,199
Net profit/(loss)per share attributable to common shareholders
Basic and diluted	0.04	(0.01)	(0.00)

Huize Holding Limited

Unaudited Reconciliations of GAAP and Non-GAAP Results

(all amounts in thousands, except for share and per share data)

	For the Three Months Ended March 31,
	2019	2020
	RMB	RMB	USD
Net profit/(loss)	47,030	(2,299)	(326)
Share-based compensation expenses	5,942	24,498	3,460

Non-GAAP net profit	52,972	22,199	3,134